UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Ness Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64104X 10 8

(CUSIP Number)

Ajit Bhushan

Citi Venture Capital International

8th Floor

33 Cavendish Square

London, W1G OPW

United Kingdom

Telephone: +44(0) 207-508-1330

Copies to:

Ali Levine Karshan

Citigroup, Inc.

125 Broad Street, 7th Floor

New York, NY 10004

Telephone: (212) 291-2933

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CVCIGP II Jersey Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON PN

2

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Investment G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON OO

3

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Delaware Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON CO

4

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp International Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON CO

5

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,657,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON CO

6

CUSIP No. 64104X 10 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,658,332*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,658,332*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,658,332*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (see Item 5)
14	TYPE OF REPORTING PERSON HC

* Includes 665 shares of common stock directly owned by a subsidiary of Citigroup Inc.

7

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed on April 28, 2008 (the “Schedule 13D” and, as amended by this Amendment No. 1, the “Statement”), with respect to the shares (the “Shares”) of common stock, $0.01 par value (“Common Stock”), of Ness Technologies, Inc., a Delaware corporation (“Ness”). The principal executive office of Ness is located at Atidium High-Tech Industrial Park Building 4, Tel Aviv 61580, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the penultimate paragraph of Item 4 and adding the following before the last paragraph of Item 4:

The Reporting Persons may purchase or sell Shares in the open market. Such purchases would be made subject to regulatory restrictions and numerous other factors, including Ness’s and the Reporting Persons’ respective financial conditions and operating results and general market and industry conditions.

Effective September 1, 2009, the Board of Directors of Ness (the “Board”) appointed Mr. Ajit Bhushan, a managing director at CVCI, to serve on the Board.

In connection with Mr. Bhushan’s appointment to the Board, it is intended that Ness will enter into an indemnification agreement with Mr. Bhushan, which is expected to contain the same terms and conditions as those previously entered into by Ness with members of the Board. The form of the indemnification agreement previously entered into by Ness with members of the Board is Exhibit 99.7 and incorporated herein by reference, and the description of the indemnification agreement contained herein is qualified in its entirety by reference to the form of indemnification agreement incorporated herein by reference.

Mr. Bhushan has agreed to waive any right to equity and/or other compensation to which he might otherwise have been entitled from Ness in connection with his service on the Board.

8

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

	(a)	As of September 10, 2009, the Reporting Persons may be deemed to beneficially own an aggregate of 3,657,667 Shares.

These Shares are owned directly by CVCIGP II Jersey, and indirectly by CVCI GP (as general partner of CVCIGP II), CVCID (through its ownership of CVCI GP), CIFC (through its ownership of CVCID), CBC (through its ownership of CIFC) and Citigroup (through its ownership of CBC).

Accordingly, the Reporting Persons may be deemed to beneficially own 9.5% of the outstanding Shares, which has been calculated based on 38,451,090 Shares outstanding as of July 31, 2009, as reported in Ness’s Form 10-Q, for the quarterly period ended June 30, 2009, filed with the Securities and Exchange Commission on August 6, 2009.

Citigroup also beneficially owns 665 Shares directly owned by another subsidiary of Citigroup. Each of CVCIGP II Jersey, CVCI GP, CVCID, CIFC and CBC disclaims beneficial ownership of the Shares owned by such other subsidiary of Citigroup, as of September 10, 2009.

	(b)	The responses to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.

(c)

Schedule C sets forth the transactions in the Shares which, to the best knowledge of the Reporting Persons, have been effected by the Reporting Persons and their subsidiaries during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers).

Except as specifically set forth in this Statement, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

	(d)	Not applicable.

	(e)	Not applicable.

9

Item 7.	Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 7:

99.7

Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.30 to Ness’s registration statement on Form S-1 (SEC File No. 333-115260), filed with the Securities and Exchange Commission on August 4, 2004).

99.8	Joint Filing Agreement, dated September 11, 2009, by and among CVCIGP II Jersey, CVCI GP, CVCID, CIFC, CBC and Citigroup.

10

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2009

CVCIGP II JERSEY INVESTMENT L.P.

By: Citigroup Venture Capital International Investment G.P. Limited, as General Partner

By:  /s/ Michael Robinson

Name: Michael Robinson

Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL INVESTMENT G.P. LIMITED

By:  /s/ Michael Robinson

Name: Michael Robinson

Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL DELAWARE CORPORATION

By:  /s/ Alfred Rodrigues

Name: Alfred Rodrigues

Title: Director

CITICORP INTERNATIONAL FINANCE CORPORATION

By:  /s/ William H. Wolf

Name: William H. Wolf

Title: Vice President

CITICORP BANKING CORPORATION

By:  /s/ William H. Wolf

Name: William H. Wolf

Title: Senior Vice President

CITIGROUP INC.

By:  /s/ Julie A. Bell Lindsay

Name: Julie A. Bell Lindsay

Title: Assistant Secretary

ASSISTANT SECRETARY’S CERTIFICATE

I, PAULA F. JONES, Assistant Secretary of Citigroup Inc. (“Citigroup”), DO HEREBY CERTIFY that JULIE A. BELL LINDSAY is an Assistant Secretary of Citigroup, duly appointed as such, effective February 5, 2009, and that such appointment has not been rescinded or revoked.

IN WITNESS WHEREOF, I have affixed my signature and the official seal of Citigroup Inc. this 11th day of September, 2009.

/s/ Paula F. Jones
Paula F. Jones
Assistant Secretary
Citigroup Inc.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INCORPORATED

The text set forth in Schedule A to the Schedule 13D is hereby amended by deleting the previous text in its entirety and replacing it with the following:

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
C. Michael Armstrong, Director	Chairman, Board of Trustees Johns Hopkins Medicine Health System Corporation and Hospital c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Alain J. P. Belda, Director	Chairman Alcoa Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Brazil, Spain and United States
Timothy C. Collins, Director	Chief Executive Officer Ripplewood Holdings L.L.C. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John M. Deutch, Director	Institute Professor Massachusetts Institute of Technology c/o Citigroup Inc. 399 Park Avenue. New York, NY 10043	United States
Jerry A. Grundhofer, Director	Chairman Emeritus U.S. Bancorp c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Robert L. Joss, Ph.D., Director	Dean and Philip H. Knight Professor of the Graduate School at Stamford University c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Australia and United States
Andrew N. Liveris, Director	Chairman and Chief Executive Officer The Dow Chemical Company c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	Australia
Anne M. Mulcahy, Director	Chairman Xerox Corporation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael E. O’Neill, Director	Former Chairman and CEO, Bank of Hawaii Corporation c/o Citigoup Inc. 399 Park Avenue New York, NY 10043	United States
Vikram Pandit, Director and Executive Officer	Director and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Richard D. Parsons, Director	Chairman and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lawrence R. Ricciardi, Director	Senior Vice President, General Counsel, and Advisor to the Chairman, Retired, IBM Corporation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Dr. Judith Rodin, Director	President The Rockefeller Foundation c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Robert L. Ryan, Director	Chief Executive Officer, Retired, Medtronic Inc. c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Anthony M. Santomero, Director	Former President Federal Reserve Bank of Philadelphia c/o Citigroup Inc. 399 Park Avenue New York, NY 10168	United States
Diana L. Taylor, Director	Managing Director Wolfensohn Capital Partners c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
William S. Thompson, Jr. Director	Chief Executive Officer, Retired Pacific Investment Management Company (PIMCO) c/o Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Shirish Apte, Executive Officer	Chief Executive Officer Asia Pacific Citigroup Inc. 399 Park Avenue New York, NY 10043	United Kingdom and Northern Ireland
Don Callahan, Chief Administrative Officer	Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael L.Corbat, Executive Officer	Chief Financial Officer, Citi Holdings Citigroup Incl 399 Park Avenue New York, NY 10043	United States
Terri Dial, Executive Officer	Chief Executive Officer, Citi Consumer Banking North America Global Head, Consumer Strategy Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John C. Gerspach, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John Havens, Executive Officer	Chief Executive Officer Institutional Clients Group Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael S. Helfer, Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lewis B, Kaden, Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Edward J. Kelly, III, Executive Officer	Vice Chairman Citi Alternative Investments 731 Lexington Avenue New York, NY 10022	United States
Brian Leach, Executive Officer	Chief Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Eugene McQuade, Executive Officer	Chief Executive Officer, Citibank, NA Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Manuel Medina-Mora, Executive Officer	Chairman and Chief Executive Officer Latin America and Mexico Citigroup Inc. 399 Park Avenue New York, NY 10043.	Mexico
William J. Mills, Executive Officer	Chief Executive Officer Europe, Middle East, and Africa Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Jeffrey R. Walsh, Executive Officer	Controller Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

SCHEDULE B

The text set forth in Schedule B to the Schedule 13D is hereby amended by deleting the previous text in its entirety and replacing it with the following:

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against Citigroup Global Markets Inc. (“CGMI”), a subsidiary of Citigroup Inc. (“Citigroup”). The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent (the “AWC”) dated March 18, 2005 that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds managed by SBFM (the “Affected Funds”). The SEC order found that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management (“CAM”), the former Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC.

On December 14, 2005, CGMI consented to the entry of an order by the Rhode Island Department of Business Regulation, Division of Securities, making findings and imposing remedial sanctions for failures of supervision in connection with unsuitable and unauthorized trades by certain Smith Barney brokers, all in violation of Rhode Island law. CGMI agreed to a cease and desist order, payment of a $1 million civil penalty, and the hiring of an Independent Consultant to conduct a review of CGMI's Rhode Island offices' supervisory and compliance procedures and practices.

On May 31, 2006, the SEC instituted and simultaneously settled proceedings against CGMI and 14 other broker-dealers regarding practices in the Auction Rate Securities (“ARS”) market. The SEC alleged that the broker-dealers violated Section 17(a)(2) of the Securities Act of 1933. The broker-dealers, without admitting or denying liability, consented to the entry of an SEC cease-and-desist order providing for censures, undertakings and penalties. CGMI paid a penalty of $1.5 million.

On June 6, 2007, CGMI entered into a Consent Order with the New Jersey Bureau of Securities of the Office of the Attorney General, in which the Bureau found that CGMI failed to reasonably supervise certain employees in its Smith Barney Short Hills branch in connection with short sales to customers, and failed to maintain accurate books and records, all in violation of New Jersey securities laws. CGMI neither admitted nor denied the Bureau's finding of fact or conclusions of law, but agreed to pay a civil penalty in the amount of $500,000 and restitution to customers of $478,000.

On October 2, 2007, the NYSE entered a Stipulation of Facts and Consent to Penalty against CGMI. The Stipulation alleged violation by CGMI of NYSE Rule 401(A) due to the failure to ensure delivery of prospectuses in connection with certain sales of registered securities during the time period July 1, 2003 through October 31, 2004 (the "relevant period"); alleged violation of NYSE rule 1100(B) due to CGMI's failure to deliver product descriptions to certain customers that purchased Exchange Traded Funds during the relevant period; alleged violation of Rule 10B-10 of the Securities Exchange Act of 1934 due to CGMI's failure to provide customers with confirmations for certain securities transactions during the relevant period; alleged violations by CGMI of NYSE Rule 342 by failing to provide for, establish and maintain appropriate procedures of supervision and control relating to the delivery of product descriptions and prospectuses and trade confirmations.

CGMI consented to the imposition of a censure, a fine in the amount of $2,250,000 and an undertaking to provide a written certification that current policies and procedures, including written supervisory and operational policies and procedures regarding the delivery of prospectuses, product descriptions and trade confirmations are reasonably designed to ensure compliance with applicable federal securities laws and NYSE rules.

B-2

On June 16, 2008, Citigroup settled a previously disclosed investigation by the Securities and Exchange Commission arising from the economic and political turmoil in Argentina in the fourth quarter of 2001 and agreed to the entry of a Cease and Desist Order pursuant to Section 21C of the Securities Exchange Act which stated that Citigroup violated certain books and records provisions of the Federal securities law by improperly accounting for several Argentina related developments which resulted in an overstatement of after-tax income by $311 million in that quarter. No fine or penalty was imposed and no restatement of prior financial statements was required by the SEC. Citigroup consented to the issuance of the Order without admitting or denying the Commission's findings.

On August 7, 2008, CGMI reached a settlement with the New York Attorney General, the Securities and Exchange Commission, and other state regulatory agencies, pursuant to which CGMI agreed to offer to purchase at par ARS that are not auctioning from all Citigroup individual investors, small institutions (as defined by the terms of the settlement), and charities that purchased ARS from Citigroup prior to February 11, 2008. In addition, CGMI agreed to pay a $50 million fine to the State of New York and a $50 million fine to the other state regulatory agencies.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

B-3

SCHEDULE C

The text set forth in Schedule C to the Schedule 13D is hereby amended by deleting the previous text in its entirety and replacing it with the following:

The following is a list of transactions in shares of Ness’s Common Stock, which to the best knowledge of Citigroup Inc., have been effected in the past 60 days in the ordinary course of business.

Citigroup Global Markets, Inc., a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Purchase (P) / Sale (S)	Trade Date	Quantity	Low ($)	High ($)
Common Stock	P	7/2/2009	260	4.015	4.06
	S		657	3.98	3.98
Common Stock	P	7/6/2009	1344	4.06	4.08
	S		30	4.07	4.07
Common Stock	S	7/7/2009	5200	3.94	3.94
Common Stock	P	7/8/2009	328	3.96	3.96
Common Stock	S	7/10/2009	300	4.15	4.15
Common Stock	P	7/15/2009	7860	4.7	4.7
	S		657	4.7	4.7
Common Stock	P	7/16/2009	5240	4.81	4.81
Common Stock	S	7/17/2009	657	4.75	4.775
Common Stock	P	7/21/2009	984	4.77	4.81
Common Stock	S	7/23/2009	659	4.87	4.87
Common Stock	S	7/27/2009	658	4.96	5
Common Stock	P	7/28/2009	7860	4.98	4.98
Common Stock	P	7/29/2009	5240	5.36	5.36
Common Stock	P	7/31/2009	210	5.32	5.32
	S		606	5.32	5.48

Common Stock	S	8/6/2009	5240	5.3	5.3
Common Stock	S	8/12/2009	2620	5.91	5.91
Common Stock	P	8/13/2009	218	5.92	5.92
	S		109	5.92	5.92
Common Stock	S	8/26/2009	5240	6.12	6.12
Common Stock	P	8/31/2009	6	6.04	6.04
	S		6	6.04	6.04
Common Stock	P	9/1/2009	200	6.38	6.39
Common Stock	S	9/2/2009	200	6.04	6.04

C-2